UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EASTERN WORLD SOLUTIONS, INC.

(Name of Issuer)

$.00001 par value common stock

(Title of Class of Securities)

27721R101

(CUSIP Number)

Mark Van Eman

12300 Dundee Court, Suite 203, Houston, TX 77429

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
AQmen Family Holdings, LLC IRS identification number of above persons (entities only). EIN No. 27-0317783

2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
7,220,070 (1)

9. Sole Dispositive Power

10. Shared Dispositive Power
7,220,070

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,220,070
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
62.8%
14. Type of Reporting Person
PN

(1)	Each of the Reporting Persons may be deemed to have beneficial ownership of 7,720,070 shares of common stock of the issuer and Mr. Van Eman beneficially owns an additional 516,375 shares. Neither the filing of this statement on Schedule 13 D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it or they are the beneficial owners of any of such shares for purposes of Section 13 (d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

2

1. Names of Reporting Persons.
Mark Van Eman

2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
516,375

8. Shared Voting Power
7,220,070 (1)

9. Sole Dispositive Power
516,375

10. Shared Dispositive Power
7,220,070

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,736,445
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
67.3%
14. Type of Reporting Person
I N

(1)	Each of the Reporting Persons may be deemed to have beneficial ownership of 7,720,070 shares of common stock of the issuer and Mr. Van Eman beneficially owns an additional 516,375 shares. Neither the filing of this statement on Schedule 13 D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it or they are the beneficial owners of any of such shares for purposes of Section 13 (d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

3

1. Names of Reporting Persons.
Penelope G. Bayne

2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
7,220,070 (1)

9. Sole Dispositive Power

10. Shared Dispositive Power
7,220,070

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,220,070
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
62.8%
14. Type of Reporting Person
I N

(1)	Each of the Reporting Persons may be deemed to have beneficial ownership of 7,720,070 shares of common stock of the issuer. Neither the filing of this statement on Schedule 13 D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it or they are the beneficial owners of any of such shares for purposes of Section 13 (d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
4

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13 D relates to the common stock, par value $.00001 per share of Eastern Would Solutions, Inc., a Nevada Corporation. The principal executive offices of Eastern Would Solutions, Inc are located at 12300 Dundee Court, Suite 203, Houston, TX 77429.

ITEM 2. IDENTITY AND BACKGROUND

(a) the name of the person filing the statement is AQmen Family Holdings, LLC, a Texas limited liability company ("AQmen").

(b) the business address of AQmen is 12300 Dundee Court, Suite 203, Houston, TX 77429;

(c) AQmen was responsible for developing the new business plan which is been adopted by the registrant as part of the agreement to contribute the new business plan. The board of the registrant has approved the transaction which has changed the business of the registrant which was retail ski wear but will now be the commercialization of the Licensed Products related to MotionNote’s web based video messaging platform and the technologies used therein (the "Licensed Products");

(d) Neither AQmen nor, to the knowledge of AQmen, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither AQmen nor, to the knowledge of AQmen, any person identified on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the members and managers of AQmen named in Schedule A attached hereto are citizens of the United States.

Set forth on Schedule A is the name and personal principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the members and managers of AQmen as of the date hereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 27, 2012, the registrant entered into an agreement with AQmen whereby AQmen agreed to transfer to the registrant a certain business concept and plan which it had developed. In consideration of the assignment, the registrant's Chief Executive Officer and majority shareholder, Bradley W Miller, agreed to (i) transfer to AQmen 7,220,070 shares of the registrant's common stock owned by Mr. Miller and (ii) placed in escrow 1,386,100 shares of the registrant's common stock owned by Mr. Miller which shares are to be issued as signing bonuses under new executive employment agreements currently being negotiated. As a result, the registrant would not be required to make any payment for the acquisition of the business concept and plan. On March 27, 2012, the registrant's Board of Directors approved the transaction so structured and adopted the business concept and business plan as the registrant's new business purpose.

On March 27, 2012, pursuant to a Stock Purchase Agreement by and among Bradley Miller, the majority seller and Mark Van Eman as one of the buyers, Mark Van Eman acquired an additional 516,375 shares of the registrant's common stock. These shares are subject to a pledge agreement until such time as the final payment in the amount of $140,000 is made by one of the additional buyers subject to the Stock Purchase Agreement.

ITEM 4. PURPOSE OF TRANSACTION

(a) -(j) On March 27, 2012, as a result of the transfer of 7,220,070 shares of the Company’s common stock (out of 11,500,000 shares issued and outstanding) from Mr. Miller to AQmen, AQmen acquired control of the Company. AQmen is owned 50% by Mark Van Eman and 50% by Penelope G. Bayne.

5

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As described in Item 4(a)- (b) of this schedule 13D, as result of the transactions described, AQmen has the power to vote or to direct the vote of 62.8% of the total issued and outstanding shares of the registrant.

(c) Except as set forth in this Schedule 13D with respect to the Contribution Agreement, neither AQmen nor, to the knowledge of AQmen, any person named in Schedule A to this Schedule 13D, has affected any transaction in the registrant's common stock during the past 60 days.

(d) not applicable.

(e) not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the best knowledge of AQmen, neither AQmen or any of the individuals listed on Schedule A attached hereto have entered into any arrangements understandings or relationships with respect to the sale, transfer, voting rights or any other relevant obligation with respect to the 7,220,070 shares of registrant's common stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit number	Description

1	Section 351 Contribution Agreement, dated as of March 27, 2012 by and among Eastern World Solutions, Inc. and AQmen Family Holdings, LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2012

AQMEN FAMILY HOLDINGS

By:	/s/ Mark Van Eman
Name: Mark Van Eman
Title: Manager

/s/ Mark Van Eman
Mark Van Eman

/s/Penelope Bayne
Penelope Bayne

6

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Eastern World Solutions INc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 6, 2012

AQMEN FAMILY HOLDINGS

By:	/s/ Mark Van Eman
Name: Mark Van Eman
Title: Manager

/s/ Mark Van Eman
Mark Van Eman

/s/Penelope Bayne
Penelope Bayne

7

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, members and managers of AQmen Family Holdings, LLC. All members and managers listed below are citizens of the United States.

AQmen Family Holdings, LLC.:

Name	Position	Present Principal Occupation or Employment and Business Address
Penelope G. Bayne	50% membership interest	Housewife

Mark Van Eman	Manager and 50% membership interest	Executive Vice President and Chief Operating Officer of Encom Group, Inc. a wholly-owned subsidiary of Eastern World Solutions, Inc.

8

Exhibit 1

SECTION 351 CONTRIBUTION AGREEMENT

THIS SECTION 351 CONTRIBUTION AGREEMENT is made as of this 27th day of March, 2012 by and between:

EASTERN WORLD SOLUTIONS, INC., a Nevada corporation having its registered office located at 1000 E. Williams Street, Suite 204, Carson City, NV 89701 (hereinafter “COMPANY”)

AND

AQMEN FAMILY HOLDINGS, L.L.C., a liability company organized under the laws of the State of Texas having its principal place of business at 13403 Oak Alley Lane, Cypress, Texas 77429 (hereinafter “CONTRIBUTOR”).

WITNESSETH THAT:

WHEREAS, COMPANY’s retail ski wear has gone inactive and the corporation has no existing business and desires to develop a new business in order to provide value to the shareholders; and

WHEREAS, the CONTRIBUTOR has developed a business concept for which it has prepared a business plan, and in anticipation of the exploitation of such concept and plan has developed certain contacts, negotiated certain preliminary relationships, and the CONTRIBUTOR desires to contribute to the COMPANY such concept and plan and all of the contacts and potential relationships; and

WHEREAS, the parties have negotiated a contribution of the business assets, reaching certain understandings, and desire a written agreement to formalize and evidence those understandings.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and intending to be legally bound, the parties have agreed as follows:

1. CONTRIBUTOR hereby contributes and transfers, on the terms and conditions of this Agreement, and COMPANY hereby accepts the contribution and transfer, on the terms and conditions of this Agreement, the business concept and business plan and the inchoate and intangible assets as defined in Paragraph 6 below.

2. The contribution and transfer shall be effective upon the execution of this Agreement by the parties. Any documents executed pursuant to the requirements of Paragraph 11 shall be deemed confirmatory of the transfer(s) rather than the effectuating document(s).

3. In full and complete consideration for the contribution by CONTRIBUTOR, COMPANY hereby agrees to issue to CONTRIBUTOR SEVEN MILLION TWO HUNDRED TWENTY THOUSAND and SEVENTY shares of its Common Stock. COMPANY represents and warrants to CONTRIBUTOR that following the issuance of such 7,220,070 shares CONTRIBUTOR will own a controlling interest in the COMPANY and will be “in control” of COMPANY within the requirements of Section 351 of the Internal Revenue Code.

9

4. This Contribution Agreement is intended to provide for a tax-free exchange between the CONTRIBUTOR and the COMPANY under Section 351 of the Internal Revenue Code and shall be construed to accomplish that result. Furthermore, this Contribution Agreement is intended to be a so-called “Assets-Over” transaction under Section 351 and shall be construed to accomplish that result. The parties agree to execute such reformations, amendments, and collateral documents as may be necessary or desirable to effectuate this Section 351 intention.

5. CONTRIBUTOR acknowledges that the 7,220,070 shares of COMPANY’s Common Stock are restricted as to further transfer and that its holding period, for both IRS and SEC purposes, commences with the date of this 351 Contribution Agreement which shall be deemed to be the date of the issuance of the shares to it. CONTRIBUTOR represents and warrants that it is taking such shares for investment purposes and not with a view to distribution. CONTRIBUTOR agrees that the certificates for such shares shall bear a restrictive legend on the face thereof and that COMPANY shall issue “Stop Transfer” instructions to its transfer agent with respect to such certificates.

6. (a) In full and complete consideration for the issuance to it of the 7,220,070 shares of Common Stock, CONTRIBUTOR hereby contributes to COMPANY and hereby transfers to COMPANY all of CONTRIBUTOR’s right, title and interest in and to the following business assets:

(i) the business concept and plan developed by CONTRIBUTOR together with the research and development relating to the business concept, the business plan, and any proposed operating procedures and manuals; and

(ii) all intangible assets relating to the business concept and plan including but not limited to intellectual property, copyrightable, trademarkable and patentable assets of whatever nature, software, files, market research, and other data collected under the business plan in support thereof; and

(iii) all proposed advertising and public relations programs in process as of the date of the contribution; and

(iv) all files and records, whether paper or electronic, and all other information and data assets relating specifically to the business concept and plan of CONTRIBUTOR and the other assets being transferred and the business plan and concept; and

(v) all other assets, whether tangible, intangible or mixed owned by CONTRIBUTOR and/or, intended to be used in the business contributed by CONTRIBUTOR; to have and to hold the same unto the COMPANY, its successors and assigns forever. CONTRIBUTOR, for itself, its successors and assigns, covenants and agrees with the COMPANY to warrant and defend title to the property hereby transferred to the COMPANY, its successors and assigns against all and every person and persons whomsoever.

(b) CONTRIBUTOR shall deliver to COMPANY all files and documents, including all records and plans pertaining to the business concept and the business plan; all software and data bases, contracts, and all memoranda, correspondence, etc. pertaining to the business, business plan and concept and business assets being transferred.

7. (a) CONTRIBUTOR, for itself, its successors and assigns, warrants and represents to COMPANY that the title to the assets contributed and transferred is good, its transfer is rightful, and the business assets are being transferred free and clear of any lien, encumbrance or security interest and free of any claim, charge, debt or liability.

10

(b) COMPANY acknowledges awareness that there is no operating business which it is acquiring. CONTRIBUTOR has not conducted any business operations, has no customers, has no prior revenues or income, the contribution is solely that of the business concept and business plan and related assets. COMPANY further acknowledges awareness that it must complete the negotiations with the owner(s) of the Motion Notes software, must advance the funds to complete the Motion Notes software new releases known as “Motion Notes Version 2.0” and “Motion Notes Mobile Version 1.0” and it must provide the funding to support the commencement of business operations, which may never prove to be profitable.

8. This Agreement may not be terminated, amended, or otherwise changed except by a written agreement signed by all of the parties to be charged with respect thereto. If any covenant, condition, term or provision of this Agreement is illegal, or if the application thereof to any person or in any circumstance shall to any extent be judicially determined to be invalid or unenforceable, the remainder of this Agreement, or the application of such covenant, condition, term, or provision to persons or in circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each covenant, condition, term, and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

9. Since the situs of the assets and business being transferred is in Texas, this Agreement shall be construed and enforced in accordance with, and governed by, Texas law in existence on the date of this Agreement.

10. This Agreement may be executed in one or more counterparts, each of which shall, for all purposes, be deemed an original and all of such counterparts, taken together, shall constitute one and the same Agreement.

11. CONTRIBUTOR shall execute and deliver such further conveyances, assignments, bills of sale, warranties of title, investment letters and other instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

12. This Agreement shall be binding upon, and shall inure to the benefit of, the successors and assigns of the respective parties hereto.

13. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing, and if sent by certified mail to the address shown at the head of this Agreement or such alternative address as a party may provide to the other parties hereto.

14. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.

Signature Page Follows

11

IN CONSIDERATION THEREOF, intending to be legally bound, the parties have executed this Agreement to be effective as of March 27, 2012:

EASTERN WORLD SOLUTIONS, INC.

By: /s/ Rick Fox
Rick Fox, Chief Executive Officer

ATTEST:

By: /s/ Rick Fox
Secretary

AQMEN FAMILY HOLDINGS, L.L.C.

By: /s/ Penelope G. Bayne
Penelope G. Bayne, its Manager

12